Exhibit 99.E

RECENT DEVELOPMENTS

The information included in this section supplements the information about Uruguay corresponding to the headings below that are contained in Exhibit D to the 2005 Annual Report, as amended. To the extent that the information included in this section differs from the information set forth in the 2005 Annual Report, you should rely on the information in this section.

THE ECONOMY

Principal Sectors of the Economy

The following table sets forth percentage changes from prior periods for gross domestic product by sector, based on 1983 prices to eliminate distortions introduced by changes in relative prices.

Change in Gross Domestic Product by Sector (% change from previous year, 1983 prices)
	2002	2003	2004(1)	2005(1)	2006(1)

Agriculture, livestock and fishing	5.1	10.6	10.6	4.7	8.3
Mining	(37.6)	14.1	7.2	4.4	15.0
Manufacturing	(13.9)	4.7	20.8	10.1	8.4
Electricity, gas and water	(0.6)	(7.4)	1.8	5.8	(1.5)
Construction	(22.0)	(7.1)	7.5	4.2	14.0
Commerce, restaurants and hotels	(24.5)	(1.0)	21.3	10.1	8.5
Transportation, storage and communications	(9.1)	3.1	11.5	11.1	12.0
Real estate, business, financial and insurance services	(0.9)	(5.3)	(1.7)	(3.5)	1.9
Other services (2)/(3)	(3.3)	0.7	3.2	1.4	1.5
Total GDP	(11.0)	2.2	11.8	6.6	7.0

_____________

(1)	Preliminary data.
(2)	Includes public sector services and other services.
(3)	Includes mining, public sector services, real estate, business, financial, insurance and other services.

Source: Banco Central

Balance Of Payments And Foreign Trade

Balance of Payments

For the 12 months ended September 30, 2006, Uruguay’s balance of payments registered a surplus of US$645 million compared to a surplus of US$620 million in 2005.

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Merchandise Trade

The following tables set forth information on exports and imports for the periods indicated.

Merchandise Trade (in millions of US$ and % of total exports/imports)
	2005(1)%		2006(1)%
Exports (FOB)
Traditional	US$1,018	29.8	US$1,270	32.1
Wool	137	4.0	168	4.2
Meat	799	23.4	1,005	25.4
Other	82	2.4	97	2.5
Non-traditional	2,399	70.2	2,682	67.9
Rice	201	5.9	219	5.5
Textiles	117	3.4	101	2.5
Chemicals	152	4.4	180	4.6
Other	1,930	56.5	2,183	55.2
Total exports	US$ 3,417	100.0%	US$3,952	100.0%

Imports (CIF)
Consumer goods	US$721	18.6	US$876	18.4
Intermediate Goods	2,644	68.2	3,277	68.6
Capital goods	514	13.3	622	13.0
Total imports	US$3,879	100.0%	US$4,775	100.0%
Trade balance	US$(462)		US$(823)

_____________

(1)	Preliminary data.

Source: Banco Central.

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Geographical Distribution of Merchandise Trade (millions of US$, unless otherwise indicated)
	2005(1)		2006(1)
Exports (FOB)
Americas:
Argentina	US$267	7.8%	US$302	7.6%
Brazil	460	13.5	583	14.7
United States	763	22.3	520	13.2
Other	573	16.8	663	16.8
Total Americas	2,063	60.4%	2,068	52.3%
Europe:
European Union
France	31	0.9	33	0.8
Germany	145	4.2	165	4.2
Italy	93	2.7	112	2.8
United Kingdom	85	2.5	95	2.4
Other Europ. Union	237	6.9	254	6.4
Total Europ. Union	590	17.3	659	16.7
EFTA(2) and other	112	3.3	339	8.6
Total Europe	703	20.6	998	25.3
Africa	105	3.1	175	4.4
Asia	278	8.1	352	8.9
Middle East	162	4.7	177	4.5
Other	107	3.1	182	4.6
Total	US$3,417	100.0%	US$3,952	100.0%

Imports(CIF)
Americas:
Argentina	786	20.3%	1,079	22.6%
Brazil	825	21.3	1,078	22.6
United States	259	6.7	326	6.8
Other	426	11.0	799	16.7
Total Americas	US$2,295	59.2	US$3,282	68.7
Europe:
European Union
France	68	1.7	82	1.7
Germany	88	2.3	99	2.1
Italy	76	2.0	82	1.7
United Kingdom	34	0.9	46	1.0
Other Europ. Union	142	3.7	160	3.3
Total Europ. Union	407	10.5	469	9.8
EFTA(2) and other	346	8.9	90	1.9
Total Europe	753	19.4	559	11.7
Africa	334	8.6	172	3.6
Asia	471	12.1	603	12.6
Middle East	13	0.3	142	3.0
Other	12	0.3	17	0.4
Total	US$3,879	100.0%	US$4,775	100.0%

_____________

(1)	Preliminary data.
(2)	European Free Trade Association.

Source: Banco Central.

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Services Trade

Gross tourism receipts, totaled US$456 million for the nine months ended September 30, 2006 compared to US$464 million for the same period in 2005. The number of tourist arrivals during the nine months ended September 30, 2006 totaled approximately 1,331,000, a decline of approximately 4% with respect to the same period in 2005. In terms of country of origin, the number of tourists from Argentina declined during the first nine months of 2006, evidencing the adverse impact of the interruption of international traffic caused by Argentine demonstrators opposing the construction of two pulp mills in the Fray Bentos region. The decline in Argentine tourists was partially offset by an increase in the number of tourists arriving from non-neighboring countries.

Capital Account

Capital inflows continued to increase in 2006 as foreign direct investment reached US$1,160 million in the nine months ended September 30, 2006, and the government took advantage of favorable international capital market conditions to borrow with a view to prepaying amounts outstanding with the IMF in full, funding in part its financing needs for 2007 and reprofiling its medium and long-term debt maturities. Uruguay’s capital account recorded a surplus of US$387 million as of September 30, 2006.

Banco Central’s international reserve assets increased slightly in 2006 totaling US$3,091 million at December 31, 2006 after giving effect to repayments of SDR 1,814 million (approximately US$2,694 million) to the IMF and the incurrence of US$2,700 million of debt through the issuance of long-term debt securities in the international capital markets, compared to US$3,078 million at December 31, 2005.

Monetary and Financial System

Liquidity and Credit Aggregates

The following table sets forth the composition of Uruguay’s monetary base (expressed in terms of Banco Central’s monetary liabilities) and international reserve assets as of the dates indicated.

Monetary Base and Banco Central's International Reserve Assets (1) (in millions of US$)
	As of December 31,
	2002	2003	2004(2)	2005(2)	2006(2)
Currency, including cash in vaults at banks	US$ 367	US$ 418	US$ 538	US$ 717	US$ 904
Others	70	70	63	303	206
Monetary Base	US$ 438	US$ 488	US$ 601	US$1,020	US$ 1,111

Banco Central international reserve assets	US$772(3)	US$2,081(3)(4)	US$2,512(5)	US$3,078(6)	US$3,091 (7)

_____________

(1)	All figures are at market value as of the date indicated.
(2)	Preliminary data.
(3)	This amount does not include US$507 million held by the FESB at December 31, 2002 and US$224 million at December 31, 2003.
(4)	This amount includes US$1,044 million of reserves and voluntary deposits of the Uruguayan banking system, including US$495 million of Banco de la República, with Banco Central.
(5)	This amount includes US$1,625 million of reserves and voluntary deposits of the Uruguayan banking system, including US$724 million of Banco de la República, with Banco Central.
(6)	This amount includes US$1,649 million of reserves and voluntary deposits of the Uruguayan banking system, including US$752 million of Banco de la República, with Banco Central.
(7)	This amount includes US$792 million of reserves and voluntary deposits of the Uruguayan banking system, including US$1,749 million of Banco de la República, with Banco Central.

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The following tables show selected monetary indicators and liquidity and credit aggregates for the periods indicated.

Selected Monetary Indicators

(percentage change based on peso-denominated data)

	2002	2003	2004(1)	2005(1)	2006(1)
M1 (% change) (2)	0.6%	34.4%	14.2%	34.0%	24.0%
M2 (% change) (3)	(7.9)%	29.4%	13.5%	27.2%	22.1%
Credit from the financial system (% change) (4)	(54.9)%	(14.8)%	6.7%	15.0%	23.6%
Average annual peso deposit rate	62.1%	7.3%	4.4%	2.1%	2.3%

 _____________

(1)	Preliminary data.
(2)	Currency in circulation plus peso-denominated demand deposits.
(3)	M1 plus peso-denominated savings deposits.
(4)	Peso-denominated bank credit to the non-financial sector.

Source: Boletin Estadistico and Banco Central

Liquidity and Credit Aggregates (in millions of US$)
	As of December 31,
	2002	2003	2004(1)	2005(1)	2006(1)
Liquidity aggregates (at period end):
Currency, excluding cash in vaults at banks	US$282	US$322	US$410	US$552	US$661
M1(2)	643	802	1019	1493	1829
M2(3)	869	1043	1317	1831	2209
M3(4)	7,645	8,114	8,782	9,481	10,351

Credit aggregates (at period end) (6):
Resident private sector credit	6,257	3,930	3,598	3,717	4,165
Public sector credit	743	455	424	396	329
Total sector credit	US$7,000	US$4,385	US$4,022	US$4,113	US$4,494

Deposits (7):
Uruguayan pesos deposits	US$631	US$756	US$941	US$1,304	US$1,609
Foreign-currency deposits	6,776	7,071	7,465	7,650	8,142
Total deposits	7,407	7,827	8,406	8,954	9,751
Deposits of non-residents	US$1,336	US$1,382	US$1,527	US$1,553	US$1,607

_____________

(1)	Preliminary data.
(2)	Currency in circulation plus peso-denominated demand deposits.
(3)	M1 plus peso-denominated savings deposits.
(4)	M2 plus deposits of residents in foreign currency, principally U.S. dollars.
(5)	Of which approximately US$1,678 million (based on November 30, 2003 information) comprise time deposits with Banco de la República with maturities rescheduled pursuant to Law 17,523 of August 4, 2002.
(6)	Total gross bank credit to the non-financial sector.
(7)	Total deposits of the non-financial sector in the banking system.

Source: Banco Central

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Inflation

The following table shows changes in the Consumer Price Index and Wholesale Price Index for the periods indicated.

Inflation

	Percent Change from Previous Year at Period End
	Consumer Prices	Wholesale Prices
2002	25.9%	64.6%
2003	10.2	20.5
2004	7.6	5.1
2005	4.9	(2.2)
2006	6.4	8.2
Twelve months ended February 28, 2007	6.8	8.1

______________

Source: Banco Central and INE

See "Main Macroeconomic Assumptions For 2007."

Foreign Exchange and International Reserves

Foreign Exchange

The following table shows the high, low, average and period-end peso/U.S. dollar exchange rates for the dates and periods indicated.

Exchange Rates(1) (pesos per US$)
	High	Low	Average	Period End
2002	32.35	14.02	21.22	27.20
2003	29.55	26.15	28.17	29.30
2004	29.80	26.00	28.65	26.35
2005	26.25	23.15	24.42	24.10
2006	24.40	23.70	24.01	24.40

_________________

(1)	Daily interbank end-of-day bid rates
Source:	Banco Central

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International Reserves

The following table shows the composition of the international reserve assets of Uruguay’s banking system at each of the dates indicated.

International Reserve Assets of the Banking System (in millions of US$)
	As of December 31,
	2002	2003	2004(1)	2005(1)	2006(1)
Banco Central	US$772	US$2,087(2)	US$2,512	US$3,078	US$3,091
Commercial Banks	2,707	3,629	4,704	4,794	4,438
International reserve assets	US$3,479	US$5,716	US$7,216	US$7,872	US$7,529

 _____________

(1)	Preliminary data.
(2)	This amount does not include US$507.5 million held by the Fondo de Estabilidad del Sistema Bancario or FESB at December 31, 2002 and US$224.1 million at December 31, 2003.

Source: Banco Central

The Financial Sector

The Banking System in 2006

During 2006, the non-financial private sector’s deposits with the banking system grew and the share of non-performing loans (NPLs) on total loans decreased. Deposits with the domestic banking sector increased by US$797 million in 2006, to a total of US$9,751 million as of December 31. Credit extended to the non-financial sector increased by US$381 million in the same period, to a total of US$4,494 million at December 31, 2006. Solvency ratios of the banking system on average remained stable above the 8.0% total capital to risk-weighted asset ratio required by Banco Central. At December 31, 2006, the regulatory capital of private banks was 2.1 times above the minimum regulatory requirement, while the share of NPLs on total loans (based on client payment behavior) decreased from 6.5% at year-end 2005 to 3.6% in December 31, 2006.

Public Sector Finances

Public Sector Accounts

Preliminary figures of the government indicate that during 2006 the central government’s current expenditures totaled Ps.135 billion, an increase of 5.6% in real terms compared to 2005. Revenues for 2006 amounted to approximately Ps.102 billion in 2006, an increase of 14.9% in real terms as compared to 2005.

For 2006, the consolidated public sector had a deficit estimated by the government at Ps.2.9 billion, which represented 0.6% of GDP, as compared to a deficit of Ps.3.3 billion (0.8% of GDP) in 2005. The overall public sector primary balance for 2006 evidenced a surplus of 3.8% of GDP, as compared to a surplus of 3.9% of GDP in 2005. During 2006, non-financial public sector enterprises saw their surplus (and therefore their contribution to the overall public sector surplus) decrease, largely due to the adverse impact of the price of oil on ANCAP (the state-owned oil refining company) and UTE (the state-owned electric company), which increased oil imports to offset the adverse impact on hydroelectric power generation attributable to the drought that affected the level of Uruguay’s rivers in the first quarter of 2006.

The government approved legislation to reform the tax system on December 27, 2006 and will seek to complete the implementation of the reform by July 2007.

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Main Macroeconomic Assumptions For 2007

The Ministry of Economy and Finance and the Central Bank of Uruguay have announced the following policy targets and macroeconomic assumptions for 2007:

Real GDP	5.3%
Current account deficit	(4.1)% of GDP
Average Real Wages	6.1%
Overall Public Sector Primary Surplus	4.0%
Increase in Central Bank International Reserves	US$200 million
CPI Inflation rate	4.5%-6.5%

Public Sector Debt

As of September 30, 2006, Uruguay’s total gross public sector debt totaled US$14,616 million, which represented 77% of GDP as of such date compared with 83% of GDP at December 2005. During the second half of 2006, Uruguay issued the following series of debt securities (in millions):

5.00% UI Bonds due 2018	Ps.16,641(1)
8.00% US$ Bonds due 2022	US$1,105
7.625% US$ Bonds due 2036	US$786
2.23% Japanese Yen Bonds due 2017	¥30,000

_____________
(1) Approximately US$700 million.

IMF Program

Uruguay formerly maintained a program with the International Monetary Fund (“IMF”), under which net disbursements totaling US$1.1 billion between June 2005 and May 2008 were anticipated. The program with the IMF included certain quantitative objectives as well as performance criteria that Uruguay had to meet. As part of its strategy to finance its external liabilities, in August and November 2006 Uruguay prepaid obligations to the IMF in amounts of SDR619.9 million (approximately US$916.4 million) and SDR726.7 million (approximately US$1.1 billion), respectively, thereby prepaying in full all of Uruguay’s outstanding obligations to the IMF. The prepayment was made with the proceeds of long-term debt securities offered in the international capital markets and reserves. Subsequent to the IMF’s completion of its final review under the stand-by facility on December 22, 2006, at the request of Uruguay, the 2005 Stand-By Facility was terminated.

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